Exhibit i(1)
SECOND Variable Products Compliance and Accounting Agreement
This SECOND Variable Products Compliance and Accounting Agreement is made and executed by and between EquiTrust Investment Management Services, Inc. (“EquiTrust”), a Delaware corporation having its principal offices at 5400 University Avenue, West Des Moines, Iowa; and CC Services, Inc. (“CCSI “), an Illinois corporation with its principal offices at 1701 Towanda Ave., Bloomington, Illinois 61702.
Recital
CC Services, Inc. provides and obtains services on behalf of its affiliated insurer, COUNTRY Investors Life Assurance Company (“CILAC”) (CCSI and CILAC collectively referred to herein as “COUNTRY”).
EquiTrust has provided COUNTRY accounting and compliance services, pursuant to a Variable Products and Compliance and Accounting Agreement originally dated January 1, 2004 and as subsequently amended (the “Prior Agreement’), with respect to CILAC’s variable annuity contracts and variable life insurance contracts which are underwritten and sold by COUNTRY.
COUNTRY and Equitrust desire to execute a new Variable Products Compliance and Accounting Agreement to adequately cover the change in the business relationship between the parties, since COUNTRY plans to cease writing new variable products.
NOW THEREFORE, in consideration of the mutual covenants and obligations hereinafter expressed and for the consideration recited herein, CCSI and EquiTrust hereby covenant, stipulate and agree as follows:
Part 1 — SERVICES
1.1 Scope of Services. From and after the date of this Agreement, EquiTrust agrees to provide to COUNTRY certain compliance and accounting functions with respect to the variable annuity contracts and variable life insurance contracts issued by CILAC, as identified and listed in the schedule of contracts annexed hereto as Schedule A. Such compliance and accounting functions shall consist of the activities set forth and described in the Description of Services and Fees annexed hereto and incorporated herein as Schedule B. Schedule A may be amended from time to time by mutual written agreement of CCSI and EquiTrust. If COUNTRY determines that services described in the Description of Services in Schedule B are no longer required as a result of ceasing sales of new variable products then Schedule B will be amended to reflect the removal of such services/hours to perform the required services.
1.2 Reduced or Additional Services. EquiTrust shall review any reduced or additional compliance or accounting requirements at the request of COUNTRY and EquiTrust will provide COUNTRY with a written proposal to include specific services to be provided, an implementation schedule and any associated fees and expenses.
1.3 Compensation. In consideration of the services provided under this Agreement for and on behalf of COUNTRY, CCSI will pay EquiTrust the Total Compliance & Accounting amount shown on Schedule B, in quarterly installments, plus any additional hourly expenses required by Schedule B. EquiTrust agrees that the compensation payable pursuant to Schedule B shall be accepted by EquiTrust as full compensation from COUNTRY for the services described in Schedule B for such year. If services are no longer required as result of COUNTRY ceasing the sales of new variable products and the Total Compliance & Accounting amount is reduced accordingly then the remaining quarterly payments will be reduced accordingly to reflect the Total Compliance & Accounting amount for the annual term.
EquiTrust may adjust the expenses in Schedule B once annually at the anniversary of the Effective Date (each a “Fee Adjustment”) by sending a new schedule of the fee charges ten (10) days prior to such anniversary. Each Fee Adjustment is limited to the lesser of: 1) seven (7%) percent or 2) The Fee Adjustment Cap (as defined below).
1.4 Fee Adjustment Cap. The Fee Adjustment Cap shall be equal to the percentage change from Base CPI-U (as defined below) to the Current CPI-U (as defined below). For Purposes of this section:
“CPI-U” is the Consumer Price Index, All Urban Consumers, U.S. City Average, All Items prepared by the United States Department of Labor Bureau of Labor Statistics.
“Current CPI-U” is the most recently published monthly CPI-U at the time of the then current Fee Adjustment.
“Base CPI-U” is the CPI-U published twelve (12) months prior to the month of the Current CPI-U.
The method of calculating the Fee Adjustment Cap shall be as follows:
Base CPI-U is substracted from Current CPI-U, then divided by the Base CPI-U. The resulting number is multipled by 100 and then rounded to the nearest tenth to equal the annual Fee Adjustment Cap.
Using hypothetical numbers for an example of a Fee Adjustment in 2012:

Current CPI-U for August 2012	136.0
Base CPI-U for August 2011	129.9
Index Point Change	6.1
Index Point Change divided by Base CPI-U Index (6.1/129.9)	0.047
Result Multiplied by 100	4.7%
1.5 COUNTRY Directives. EquiTrust shall, in all cases and at all times, to the extent there is reasonable notice thereof, observe and obey the rules, regulations, instructions and directives of COUNTRY as COUNTRY may, from time to time, promulgate for its operations, and shall not bind COUNTRY in contravention of any such rules, regulations, instructions or directives. EquiTrust shall not, however, upon reasonable prior notice to COUNTRY, be responsible for observing or obeying any rule, regulation, instruction or directive of COUNTRY, if in so doing, EquiTrust, in the opinion of its counsel, would be in violation of any statute, rule or regulation promulgated by any governmental authority with jurisdiction thereover.
1.6 Referral of Communications. EquiTrust shall handle all correspondence of a routine nature and other general functions necessary to provide compliance and accounting services pursuant to this Agreement and shall maintain files relative thereto. EquiTrust shall immediately forward to

COUNTRY copies of all attorney letters or other communications notifying EquiTrust of threatened or actual litigation against EquiTrust or COUNTRY. COUNTRY shall forward to EquiTrust, immediately upon receipt, all complaints and inquiries, and all attorney letters containing complaints received by COUNTRY but appropriate for EquiTrust response. EquiTrust will dispatch responses within a reasonable period or as required by appropriate law, whichever is sooner, and will copy COUNTRY on such responses to all complaints. COUNTRY shall have an opportunity to review EquiTrust’s response to all attorney letters and EquiTrust will not mail or otherwise transmit any such written responses to such attorney letters without the prior approval of COUNTRY.
1.7 Investment Authority. Any Officer or appointed Accounting Personnel of EquiTrust as defined in EquiTrust’s Authorities & Titles document at the transaction date is authorized to purchase or sell, using COUNTRY authorized bank accounts, CILAC Variable Universal Life Account shares and CILAC Variable Annuity Account shares in mutual funds with which COUNTRY has Participation Agreements.
Part 2 — STANDARDS OF PERFORMANCE
2.1 Licensure. EquiTrust will be properly licensed with each state or other jurisdiction as required in order to provide the services covered by this Agreement.
2.2 General Standard. All services to be provided by EquiTrust under this Agreement shall be performed in a professional manner consistent with both industry standards and the practices of a company rated “A” or better as determined by A.M. Best and in accordance with all applicable laws and regulations. COUNTRY will monitor, oversee and audit the services of EquiTrust as provided herein in accordance with COUNTRY’s duties to comply with Rule 38a-1 of the Investment Company Act. EquiTrust agrees to provide documentation, data and access as necessary for COUNTRY to fulfill its Rule 38a-1 obligations related to the services described in Schedule B. EquiTrust agrees to maintain a compliance program for services provided hereunder and agrees to adopt and implement written policies and procedures reasonably designed to prevent violations of federal securities law and violations of state insurance laws.
2.3 Reservation of Management Authority. Services as are rendered by EquiTrust are subject to the express limitation that they shall in no way constitute a relinquishment of the management responsibility of COUNTRY, which shall not be relieved of any obligation or liability to which it would otherwise be subject by law as a result of these services being rendered. The authority granted and delegated in Schedule B can be removed by terminating this Agreement pursuant to section 3.2 or amended, in the sole discretion of CCSI.
2.4 Representations. EquiTrust represents and warrants that it will perform its duties hereunder in compliance with all applicable federal, state, and local laws and that any regulatory filings made by EquiTrust on behalf of COUNTRY shall conform in all material respects to the requirements of applicable laws and regulations. This representation shall not apply to any statement or omission made in reliance upon and in conformity with information furnished in writing to EquiTrust by COUNTRY. Further, this representation shall not apply to any non-compliance resulting from COUNTRY’s action or inaction.
Part 3 — EFFECTIVE DATE, TERM; TERMINATION
3.1 Effective Date; Term. This Agreement shall become effective on the first day of the month following the month in which COUNTRY notifies EquiTrust in writing that COUNTRY has ceased writing new Variable Product business. Upon the effective date of this Agreement, the Prior Agreement shall be deemed to be terminated and of no force and effect except to the extent the agreement contains provisions that are specifically noted as surviving the agreement. This new Agreement shall, unless sooner terminated pursuant to §3.2 hereof, continue in full force for sixty (60) months (the “Initial Term”); provided, however, after the Initial Term, this Agreement, and all of its terms and provisions, as the same may have previously been amended by the parties, shall be automatically renewed and reconducted for successive 12 month renewal terms. In no event, however, shall this Agreement apply to any new Variable Product business written by COUNTRY after the effective date of this Agreement.
3.2 Termination. After the conclusion of the Initial or any renewed or extended term, this Agreement may be terminated:
a.	by either party, upon one year prior written notice to the other party;

b.	by CCSI, upon written notice to EquiTrust in the event of the bankruptcy, insolvency, or material financial instability of EquiTrust Life Insurance Company or if EquiTrust Life Insurance Company’s Risk-Based Capital Ratio of Total Adjusted Capital to Company Action Level Risk Based Capital equals or falls below 300%; or

c.	by either party upon prior written notice to the other party specifying the other party’s breach or default in the performance of any material covenant or obligation of this Agreement and failure to cure or remedy such breach or non-performance within 30 days of the date on which notice of such breach or default is received, or such longer period as may be permitted by the party giving notice.
Prior to the completion of the Initial Term of this Agreement, this Agreement may be terminated only for the reasons stated in subparagraphs “b” or “c” above, or by the express written agreement of the parties. Notwithstanding the foregoing, if the Second Administrative Services Agreement entered into by the parties is terminated for any reason, this Agreement shall also be terminated as of the termination date of the Second Administrative Services Agreement.
3.3 Rights and Obligations Upon Termination. Upon the termination of this Agreement, EquiTrust shall supply COUNTRY with all information and data necessary to provide the compliance and accounting services related to the business covered by this Agreement, including data electronically stored.
Part 4 — INDEMNIFICATION
4.1 Mutual Indemnification. EquiTrust agrees to indemnify and hold COUNTRY harmless from any liability, damages or losses which COUNTRY may incur as a result of any claims, actions or judgments, negligent or intentional, in connection with EquiTrust’s provision of services to COUNTRY; provided, however, EquiTrust shall not be responsible for decisions made by COUNTRY or for actions as directed by COUNTRY in writing. COUNTRY similarly agrees to indemnify and hold EquiTrust harmless for decisions made by COUNTRY or actions as directed by COUNTRY in writing. Each party warrants to the other that its services and obligations as performed under this Agreement, including, but not limited to the materials used therein, will not infringe upon the proprietary interests or rights of third parties and each party will further indemnify, hold harmless and defend the other party, its directors, officers, agents and employees, against any infringement liability, claim or action as a result of the actions of the indemnifying party.

4.2 Notice of Claim. If any claim is made by a party which would give rise to a right of indemnification under §4.1, the party entitled to indemnification (the “Indemnified Party”) promptly will give notice of the claim to the party required to provide indemnification (the “Indemnifying Party”). The Indemnified Party will permit the Indemnifying Party to participate in such defense at the Indemnifying Party’s expense. The Indemnifying Party will not, in the defense of any such claim or litigation, consent to entry or any judgment or enter into any settlement without the written consent of the Indemnified Party which will not be withheld unreasonably. The Indemnified Party shall cooperate fully with the Indemnifying Party and make available to the Indemnifying Party all pertinent information under its control relating thereto.
Part 5 — GENERAL PROVISIONS
5.1 Authorized Officers. CCSI represents that the CILAC officers identified in Schedule C, attached hereto and incorporated herein by reference (hereinafter referred to as “Authorized Officers”), are authorized within the scope of the officers’ authority as described in Schedule C, to: (i) coordinate communications with EquiTrust with respect to this Agreement; (ii) provide to EquiTrust written requests and instructions with respect to the services provided for herein; and (iii) clarify with EquiTrust the specific scope and timing of records maintained, reports prepared and other services performed by EquiTrust. CILAC’s Senior Vice President Life/Health Operations is authorized to agree in writing with EquiTrust on changes in the compensation payable by COUNTRY to EquiTrust to reflect changes in the scope and timing of the services. If EquiTrust receives any letter or other writing from an Authorized Officer of COUNTRY authorizing an officer of COUNTRY to sign documents on behalf of COUNTRY, then such officer shall be considered an Authorized Officer for purposes of this Agreement and Schedule C shall be considered amended accordingly. CCSI may amend Schedule C from time to time by giving notice to EquiTrust of the amendment.
5.2 Confidential Information. In performing the obligations arising under this Agreement, each party may have access to and receive disclosure of certain confidential or proprietary information of the other party (hereinafter “Confidential Information”). Each party shall take all reasonable steps necessary to protect the confidential and proprietary nature of all Confidential Information of the other party by affording thereto the same types of protection which the party in possession of Confidential Information of the other party affords its own confidential and proprietary information. Each party has adopted reasonable business practices to limit access and unauthorized disclosure of Confidential Information. The parties will only disclose Confidential Information with those having a sufficient reason to know such information and shall limit employee, vendor, agent and other third party access in accordance with the terms of this Agreement. Except as provided in this Agreement or as reasonably required to perform the services referenced herein, neither party shall, directly or indirectly, disclose or make available to any third party, or use for any purpose, any Confidential Information belonging to the other party. Notwithstanding the foregoing, Confidential Information shall not include: (i) any information which is or becomes generally available to the public or the insurance industry, other than as a result of a breach of this Agreement by the party obtaining the Confidential Information; (ii) any information which is lawfully obtained by the party from a third party, provided that the third party is not, to the knowledge of the party obtaining the information, bound by a nondisclosure agreement with respect thereto; or (iii) any information which subsequently develops from independent sources.
5.3 Anti-Money Laundering and Security Breach Notifications. The parties agree to cooperate in order to ensure compliance with the USA PATRIOT Act and any and all other related laws and regulations related to money laundering and financing of terrorism, including without limitation customer identification, and filing suspicious activity reports. Based upon their respective duties under this Agreement, the parties will coordinate in the development, implementation and monitoring of policies and procedures to comply with such requirements in the sale of the variable products described in this Agreement.
5.4 Underlying Funds. In the performance of its duties under this Agreement and the Administration Services Agreement, EquiTrust shall perform its services in such a manner that it will not cause COUNTRY to breach any Participation Agreement that COUNTRY has entered into with any of the underlying funds in COUNTRY’s variable products, so long as COUNTRY has notified EquiTrust in writing of the requirements under the Participation Agreement(s) and EquiTrust is reasonably able to comply with such requirements.
5.5 COUNTRY Property. All contract and policy forms, records and supplies furnished by COUNTRY to EquiTrust, shall remain the property of COUNTRY and shall be turned over to COUNTRY promptly on demand. All other contract and policy forms or other supplies, and all underwriting files or other files pertaining to an annuitant’s or insured’s coverage, whether retained by COUNTRY or EquiTrust, shall be copied upon request and said copies provided to the other party. All licenses and other materials relating to government licensing or authorizations of COUNTRY with respect to this Agreement shall be and remain the property of COUNTRY and shall be turned over to COUNTRY by EquiTrust promptly upon demand.
5.6 Inspection of Books and Records. COUNTRY, or others on its behalf, shall have the right at any reasonable time to inspect all books and documents relating to the services provided pursuant to this Agreement. EquiTrust shall provide any and all information concerning the services provided hereunder which may be required in order to administer this Agreement and to permit COUNTRY to comply with governmental regulations, examinations, audits and inspections.
5.7 Corporate Authority. EquiTrust and CCSI expressly represent and warrant that each has the authority to enter into this Agreement and that each is not or will not be, by virtue of entering into this Agreement or otherwise, in breach of any other agreement with any other company, association, firm, person or corporation.
5.8 Officer Authority. The officers signing this Agreement on behalf of CCSI and EquiTrust represent and warrant that they are authorized to execute this document on behalf of such corporations pursuant to their bylaws or a resolution of their boards of directors.
5.9 Independent Contractor. EquiTrust is an independent contractor. Nothing contained in this Agreement shall be construed to create the relationship of employer and employee between COUNTRY and EquiTrust, nor shall EquiTrust’s employees be considered employees of COUNTRY for any purposes.
5.10 Arbitration. In the event of any dispute arising between EquiTrust and COUNTRY with reference to the rights or liabilities of either party under this Agreement, the dispute shall be referred to three arbitrators (other than present or former officers or employees of EquiTrust, COUNTRY, any affiliated company or any company with a monetary interest in the dispute) familiar with the business of insurance. One of the arbitrators shall be chosen by EquiTrust, another by COUNTRY and a third by the first two. The decision of the arbitrators shall be binding and final. The standards to be used in the proceedings will be the Commercial Arbitration Rules of the American Arbitration Association. Each party shall initially pay the costs and fees of the arbitrator it selects, and the costs and fees of the third arbitrator shall be divided equally by the parties; provided, however, that the prevailing party in any arbitration proceeding conducted pursuant to this Section shall be entitled to recover from the other party any costs or expenses incurred by the prevailing party in connection with the arbitration, including the fees of arbitrators and the reasonable fees of attorneys, actuaries, accountants and other experts.
5.11 Assignment. Neither party may assign or delegate all or any part of its rights and duties under this Agreement without the prior written consent by an Authorized Officer of the granting party. Notwithstanding anything herein to the contrary, this Agreement and the rights, benefits and obligations hereunder may be transferred as part of the complete acquisition of COUNTRY or EquiTrust by a third party or an affiliate by virtue of a purchase of ownership interests, sale of assets, merger, consolidation, or other business combination without the consent of the other party.
5.12 Non-Waiver. The waiver of any breach of any term, covenant or condition of this Agreement shall not be deemed a waiver of any subsequent breach of the same or any other term, covenant or condition. No term, covenant or condition of this Agreement shall be deemed to have been waived unless such waiver is in writing and signed by the party charged therewith.
5.13 Notices. Any notice required or permitted under this Agreement shall be deemed sufficiently given and effective five (5) business days after deposit with the United States Postal Service, postage-prepaid, registered or certified, return-receipt-requested, by facsimile or other electronic transmission or upon receipt if delivered personally. Such notice shall be directed as follows:

EquiTrust Investment Management
Services, Inc.	CC Services, Inc.

Charles T. Happel	Barbara A. Baurer
President	Chief Operating Officer
5400 University Avenue	1701 Towanda Ave.
West Des Moines, Iowa 50266	Bloomington, Illinois 61702

With a Copy to:
James M. Jacobs
Secretary & General Counsel
1701 N. Towanda Avenue
Bloomington, Illinois 61702
5.14 Titles and Headings. The titles and headings appearing in this Agreement are included for convenience only and shall not be taken into account in the interpretation, construction or application of this Agreement.
5.15 Amendment. Any amendment to this Agreement shall be in writing and signed by authorized representatives of both parties.
5.16 Entire Agreement. This Agreement, together with the several Schedules appended hereto and incorporated herein, constitutes the entire agreement between the parties relative to the subject matter hereof, superseding any and all prior understandings or agreements between the parties and any subsidiary, parent or affiliated company and may not be amended except by written instrument executed by the parties.

In witness whereof, EquiTrust and CCSI have caused this Agreement to be subscribed and executed, in duplicate original, by their undersigned officers, duly authorized hereunto, on the dates hereinafter indicated.

EquiTrust Investment Management
Services, Inc.	CC Services, Inc.

By: /s/ Charles T. Happel	By: /s/ Barbara A. Baurer
Charles T. Happel	Barbara A. Baurer
President	Chief Operating Officer

Date: 11/04/10	Date:

Schedule A

SCHEDULE OF CONTRACTS

Description	SEC File Number

Flexible Premium Variable Life Insurance Policy	333-106757
Flexible Premium Variable Life Insurance Policy	811-21394
Flexible Premium Deferred Variable Annuity Contracts	333-104424
Flexible Premium Deferred Variable Annuity Contracts	811-21330
and any and all applicable riders, endorsements, applications and state specific variations of these forms and policies.

Schedule B

Compliance

	Annual
	Hours	Units	Rate	Annual
Form N-6 VUL Prospectus preparation Rule 485-b filing (1)	150	2	125.53	18,829

Form N-4 VA Prospectus preparation Rule 485-b filing (1)	150	2	125.53	18,829
VSO tables prepared	15	2	167.36	2,510

Preparation Semi-Annual Reports	8	2	125.53	1,004
Preparation Annual Reports	8	2	125.53	1,004

VA Separate Account Financial Statements & SAI Financial Statements	50	2	83.69	4,185

VUL Separate Account Financial Statements & SAI Financial Statements	50	2	83.69	4,185

Form N-SAR VUL preparation (2)	20	2	125.53	2,511
Form N-SAR VA preparation (2)	20	2	125.53	2,511

Rule 24f-2 Notice VUL	20	2	125.53	2,511
Rule 24f-2 Notice VA	20	2	125.53	2,511

Rule 22c-2 requests	Varies	1	1,500	1,500
Proxy & Proxy Solicitation — to be negotiated
SEC Examination
Will be billed on a per hour basis depending on the area and level of expertise needed to provide the required information. Generally the areas involved in a SEC examination are Compliance, Operations, Accounting and Information Technology.

(1)	A Rule 485-b filing is used when there are no material changes and no SEC review is required. Rule 485-a filings are done when there are material changes and an SEC review is required. The additional hours required in a 485-a filing will be billed on a per hour basis as incurred.

(2)	Includes accounting, review, Edgarizing & filing
Accounting

	Annual
	Hours	Units	Rate	Annual
Mutual Fund Accounting Area:
Daily Accounting Functions:
Daily Wires	510	112	50.23	25,617
Review and sign wires	55	112	125.53	6,904
Check UITs to Supersheets	250	112	50.23	12,557

	Annual
	Hours	Units	Rate	Annual
MasterCalc — Start new day process	63	1	50.23	3,164
Filing	125	112	50.23	6,279
Nightly Upload A715	375	1	50.23	18,836

Supervisory and Review
Staff review, check audit schedules maintenance of Mastercalc, etc.	266	112	125.53	33,390

Weekly Functions:
Check confirmations & adj if needed	125	112	50.23	6,279
File confirmations	50	112	50.23	2,511

Quarterly Functions:
Review Units outstanding & cost basis diary	25	112	83.69	2,092

Performance Calculations
Prepare each VA	70	112	83.69	5,858
Prepare each VUL	70	112	83.69	5,858
Review each VA	60	112	83.69	5,021
Review each VUL	60	112	83.69	5,021

Separate Account Annual Report
Preparation of Financial Statements	30	1	83.69	2,511
Review of Financial Statements	20	1	125.53	2,511

Investment Accounting Area:
Subaccount Reconciliation
Reconciliation	466	112	50.23	23,403
Staff Review	59	112	125.53	7,451

Corporate Accounting Area:
Prepare & process JE’s (Life side)	248	112	50.23	12,433
Prepare & process JE’s (Sep Acct side)	248	112	50.23	12,433
Punching all JE’s	248	112	50.23	12,433

Monthly balancing-Super sheet adj & recon	745	112	50.23	37,411

Financial Statements & JE’s	223	112	50.23	11,195

Monthly Balancing & Reporting	715	112	58.56	41,845
Annual Statement Green Book	74	112	58.56	4,329

Review & correspondence	119	112	125.53	14,902

Freedom licensing				970

Actuarial Review and input	5	1	167.36	823

Total Compliance & Accounting				$386,125

Schedule C

CILAC AUTHORIZED OFFICERS

CEO, COO, CFO, Senior Vice President, Life/Health Operations
Vice President and Chief Life/Health Actuary, Appointed Actuary & Illustration Actuary
Vice President, Life/Health Administration
Controller